Exhibit 99.50

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

Coastal Nominates John Currie And Jeff Booth To Board Of Directors

VANCOUVER, British Columbia, Canada — March 29, 2012 - Coastal Contacts Inc. (TSX: COA: NASDAQ OMX: COA) (“Coastal”) the world’s largest online retailer of eyeglasses and contact lenses announced today that it has nominated Mr. John Currie and Mr. Jeff Booth for election to Coastal’s Board of Directors at the next Annual General Meeting of shareholders of Coastal, April 20, 2012.

Since 2007, Mr. Currie, C.A. has served as the Chief Financial Officer of lululemon athletica, inc. Prior to his position at lululemon, Mr. Currie worked at Intrawest Corporation from 1989 to 2006, including as Chief Financial Officer from 2004 to 2006. Prior to joining Intrawest he held senior financial positions within the BCE Group, a telecommunications service provider, and was a specialist in international taxation with a major accounting firm.

Mr. Jeff Booth co-founded Build Direct in 1999, one of the worlds’ leading manufacturer-wholesalers of flooring and building materials. In his role as CEO, Mr. Booth has led the growth of Build Direct to become the most recognizable brand in the online building products category. Prior to co-founding Build Direct his background included seven years senior management in the real estate and construction industries.

“We are honored to have John Currie and Jeff Booth stand for election on Coastal’s Board of Directors,” stated Roger Hardy, Coastal’s Founder and CEO. “Both gentlemen have extensive business experience that will be of great value to Coastal as we continue our growth trajectory.”

About Coastal Contacts Inc.

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.